For Period Ending 12/31/01
File No. 811-2224

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Growth Equity Fund (Series 7)

On November 6, 2001, Registrant purchased 2850 shares issued by Alamosa Holdings Inc. at a price of $14.75 per share, amounting to a $42,037.50 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. Smith Barney was the broker from whom the Fund purchased shares.

On November 12, 2001, Registrant purchased 4650 shares issued by AMN Healthcare Services Inc. at a price of $17.00 per share, amounting to a $79,050 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan
Investment Management Inc., participated in the underwriting syndicate. MAM Securities was the broker from whom the Fund purchased shares.

On November 14, 2001, Registrant purchased 3075 shares issued by Weight Watchers Institutional Inc. at a price of $24.00 per share, amounting to a $73,800 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. First Boston Brokerage was the broker from whom the Fund purchased shares.